                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P.O. Box 328, Stanford, KY 40484 (606-365-3555)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Voluntary Amendment
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209             13D                          Page 2 of 25 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Holdings, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           1,483,791*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              1,483,791*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209             13D                          Page 3 of 25 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Funding, LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 4 of 25 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             WC, BK
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209            13D                           Page 5 of 25 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jesse T. Correll
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            AF, OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           335,999*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               335,999*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------
* See response to Item 5

CUSIP No. 913111209             13D                          Page 6 of 25 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
             SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                             183,033*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                              0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                183,033*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                      0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                           Page 7 of 25 Pages
--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Southern Investments, LLC
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [X]
            (b)  [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           18,575*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              18,575*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209          13D                             Page 8 of 25 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Ward F. Correll
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              AF
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     See response to Item 5
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209          13D                             Page 9 of 25 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
              [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 10 of 25 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                          Page 11 of 25 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dyscim, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             OO, AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
             [ ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           150,545*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                              150,545*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    0*
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           See response to Item 5
--------------------------------------------------------------------------------
12         CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
           EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [X]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           See response to Item 5
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are voluntarily amending the disclosures in the text of Items 2, 3, 4, 5 and 7 and Exhibits F and H of this Report to reflect an increase in the reporting persons' percentage ownership of United Trust Group, Inc. common stock as a result of repurchases of shares of common stock by United Trust Group pursuant to a stock repurchase program it has implemented, as well as other changes that have occurred since the filing of Amendment 12.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Holdings, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim, LLC (individually, each is referred to as a "Reporting Person" and collectively, the "Reporting Persons"). Information with respect to the offices held by any of the Reporting Persons with UTI and the three insurance subsidiaries of UTI are provided below in this Item 2 and in Item 4 of this Report and incorporated herein by reference. The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

         (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

         (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (c) Mr. Correll's present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

                           Chairman, CEO and Director of UTI (insurance holding company), 5250 South 6th Street, Springfield, Illinois 62703.

         (f)      Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

         (a)      The name of this Reporting Person is First Southern Bancorp,
                  Inc.

         (b)      The state of organization of FSBI is Kentucky.

         (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the directors, executive officers and controlling shareholders of FSBI is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the managers, executive officers and controlling persons of FSF is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN HOLDINGS, LLC (FSH) (a Kentucky limited liability company)

         (a)      The name of this Reporting  Person is First Southern Holdings,
                  LLC.

         (b)      The state of organization of FSH is Kentucky.

         (c) The principal business of FSH is investments. The address of the principal office of FSH is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the executive officers, members and controlling persons of FSH is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the managers of FSC is filed in Exhibit F and incorporated herein by reference.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the executive officers and members of FSI is filed in Exhibit F and is incorporated herein by reference.

WARD F. CORRELL

         (a)      The name of this Reporting Person is Ward F. Correll.

         (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                           Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         (f)      Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

         (a)      The name of this Reporting Person is WCorrell, Limited
                  Partnership.

         (b)      The state of its organization is Georgia.

         (c)      WCorrell, Limited   Partnership's   principal   business    is
                  investments, and its principal office address is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         Information about the general partners of WCorrell, Limited Partnership is filed in Exhibit F and incorporated herein by reference.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

         (a)      The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

         (b)      The state of organization of CLS is Kentucky.

         (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

         Information about the directors, executive officers and controlling shareholders of CLS is filed in Exhibit F and incorporated herein by reference.

DYSCIM, LLC (a Kentucky limited liability company)

         (a) The name of this Reporting Person is Dyscim, LLC. Dyscim, LLC is the successor by merger to Dyscim Holding Company, Inc. Effective April 2, 2001, Dyscim Holding Company, Inc. merged into Dyscim, LLC, with Dyscim, LLC as the surviving entity in the merger.

         (b)      The state of organization of Dyscim, LLC is Kentucky.

         (c) The principal business of Dyscim, LLC is investment activities and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

         Information about the managers, members and controlling persons of Dyscim, LLC is filed in Exhibit F and incorporated herein by reference.


During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making prior purchases of the Common Stock by each Reporting Person is as follows:

                                                         FUNDS USED
First Southern Bancorp, Inc.                          $ 4,215,172(1)(2)(5)
First Southern Funding, LLC                           $13,796,672(1)(3)(5)
First Southern Capital Corp., LLC                     $ 2,234,610(1)
First Southern Investments, LLC                       $   284,143(1)
Jesse T. Correll                                      $ 1,239,744(4)
Cumberland Lake Shell, Inc.                           $ 1,083,753(4)
Dyscim, LLC                                           $ 1,608,006(4)
WCorrell, Limited Partnership                         $   800,250(4)
     Totals*                                          $25,262,350


         *Excludes acquisition related expenses.

         (1) Reflects adjustments in the allocation of the purchase price of shares of Common Stock pursuant to that certain Agreement of Assignment among Reporting Persons attached as Exhibit E to this Report and incorporated herein by reference.

         (2) Includes cost of shares of United Income, Inc. ("UII") which were converted into shares of UTI in the merger of UII into UTI, and cost of Convertible Notes (including $36,050 accrued interest) which have been converted into Common Stock.

         (3) Includes $2,792,251, representing value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share).

         (4) Represents value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share), plus, in the case of Dyscim, LLC, $84,008 cash used to purchase shares.

         (5) Represents funds used by FSBI and FSF to purchase shares of Common Stock which were subsequently contributed to FSH in exchange for membership interests in FSH. On September 4, 2001, FSBI contributed to FSH 353,044 shares of Common Stock held by it and $13,292,952.26 in cash in exchange for a 99% membership interest in FSH. The $13,292,952.26 of cash contributed by FSBI to FSH came from FSBI's working capital, including $10,800,000 that was borrowed pursuant to an existing line of credit with Integra Bank NA (discussed below) and $500,000 borrowed pursuant to another existing line of credit. On the same day, FSF contributed to FSH 1,130,747 shares of Common Stock held by it, subject to $13,290,452.26 in notes payable which were assumed by FSH, in exchange for a 1% membership interest in FSH. FSH used the cash contribution from FSBI to pay off the notes it assumed from FSF.

         The Reporting Persons exchanged shares of UII and North Plaza of Somerset, Inc., converted the Convertible Notes, and employed working capital to make purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with Integra Bank, NA (formerly National City Bank of Evansville). FSF borrowed $8,620,708 and FSBI borrowed $1,901,677 in making the purchases of Common Stock. In addition, Dyscim, LLC's predecessor, Dyscim Holding Company, Inc., borrowed $49,000 from FSF in making purchases.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

         Pursuant to the terms and conditions of the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998 and December 31, 1999 (which is filed with this Report as Exhibit A and incorporated herein by reference), FSF or its assigns has the right to receive additional shares of Common Stock (up to a total of 500,000 shares) [a] if the total earnings of UTI and its affiliates do not reach a specified level for the five-year period beginning January 1, 1998, the exact number of shares if any to be received by FSF to be calculated in accordance with the terms of the Acquisition Agreement, and [b] as payment of indemnification claims under the Acquisition Agreement, subject to certain limitations as described therein. (See Sections 13 and 12 of the Acquisition Agreement which are incorporated herein by reference.)

         One or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. In addition, the percentage ownership of the Reporting Persons of Common Stock may be increased as a result of the repurchase of shares by UTI. On June 5, 2001, UTI announced a share repurchase program which the Reporting Persons supported and continue to support, under which UTI may repurchase from time to time up to $1,000,000 of shares of Common Stock.

         The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI, the structure of the relationship of UTI and its subsidiaries and the merits of additional investments in UTI or restructurings of the UTI holding company organization, which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates or subsidiaries of UTI. In accordance with plans previously publicly announced, effective June 12, 2002, First Commonwealth Corporation, a majority-owned subsidiary of UTI ("FCC"), merged into UTI, and in October 2001, one of their life insurance subsidiaries, Appalachian Life Insurance Company ("APPL"), effected a reverse stock split. As a result of the merger and the reverse stock split, APPL is now a wholly-owned subsidiary
of  Universal  Guaranty  Life  Insurance  Company,   which  in  turn  is  now  a
wholly-owned subsidiary of UTI. Management is currently pursuing the redomestication of APPL from its current state of organization of West Virginia to the state of Ohio, the reinsurance of all or a substantial portion of APPL's insurance business and the potential sale of the charter of APPL following redomestication. Management is also exploring the potential sale of the charter of Abraham Lincoln Insurance Company ("ABE"), a wholly-owned subsidiary of APPL. The Reporting Persons support these proposed initiatives with respect to APPL and ABE.

         One  or  more  of  the   Reporting   Persons,   directly   or   through
representatives, have a role in the management of UTI through board representation and otherwise. Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI and as Chairman and Chief Executive Officer of such subsidiaries and of UTI. Ward F. Correll is a director of UTI and one of the three life insurance subsidiaries of UTI. Randall L. Attkisson, who is associated and/or affiliated with the Reporting Persons (as further described in Item 2 and Exhibit F of this Report and incorporated herein by reference) is a director as well as President and Chief Operating Officer of UTI and the three life insurance subsidiaries of UTI. The Reporting Persons as a result of the foregoing have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate, including the reduction in the size of the boards of directors and/or the selection of successor directors upon the retirement or resignation of directors of UTI and/or its subsidiaries. Three directors of UTI have recently retired, and one of the vacant positions has been filled by James Rousey, an officer of UTI, and, as a result, the management of UTI has decreased the size of its board of directors from 11 to 9 members, which the Reporting Persons support.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

                                                           Number of
REPORTING PERSON                                       SHARES OWNED(%)(1)
----------------                                       ------------------
Jesse T. Correll (2)                                       335,999 (9.6%)
First Southern Bancorp, Inc.(2)(3)                         1,483,791 (42.5%)
First Southern Funding, LLC(2)(3)                          0 (0.0%)
First Southern Holdings, Inc.(2)(3)                        1,483,791 (42.5%)
First Southern Capital Corp., LLC(2)                       183,033 (5.2%)
First Southern Investments, LLC                            18,575 (0.5%)
Ward F. Correll(4)                                         98,523 (2.8%)
WCorrell, Limited Partnership(2)                           72,750 (2.1%)
Cumberland Lake Shell, Inc.(4)                             98,523 (2.8%)
Dyscim, LLC(2)                                             150,545 (4.3%)
         Total(3)(5)                                       2,119,921 (60.7%)

         (1) The percentage of outstanding shares is based on 3,494,419 shares of Common Stock outstanding as of June 10, 2002.

         (2) The share ownership of Mr. Correll includes 112,704 shares of Common Stock owned by him individually and 150,545 shares of Common Stock held by Dyscim, LLC. Mr. Correll owns all of the outstanding membership interests of Dyscim, LLC, and therefor has sole voting and dispositive power over the shares held by it. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares held by it.

         In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH, and may be deemed to share with FSH the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 39%, companies he controls own approximately 23%, and he has the power to vote but does not own an additional 3% of the outstanding voting stock of FSBI. FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. Mr. Correll is also a manager of FSC and thereby may also be deemed to beneficially own the total number of shares of Common Stock owned by FSC, and may be deemed to share with it the right to vote and to dispose of such shares. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,666,824 shares.

         (3) The share ownership of FSBI consists of 1,483,791 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH. The share ownership of FSF does not include additional shares that UTI agreed to issue to FSF or its assigns if the condition in Section 13(c) of the Acquisition Agreement (the earnings condition) is not met, as further described in Item 4 of this Report and incorporated herein by reference. In its quarterly report on From 10-Q for the quarter ended March 31, 2002, UTI reported that based on information presently available, it believes it is highly unlikely that it will meet this earnings condition, and therefor UTG believes it will be issuing 500,000 shares of Common Stock at the end of the earnings condition period as provided in the Acquisition Agreement.

         (4) Represents the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll and his wife. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

         (5) Mr. Correll, FSBI, FSF, FSH, FSI and FSC have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS, Dyscim, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) There have been no transactions in the Common Stock of the Issuer effected within the past 60 days of the date of the filing of this amendment to this
Schedule 13D by the Reporting Persons.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Schedule 13D:

Exhibit A         Acquisition  Agreement  between FSF  and  UTI  dated April 30,
                  1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note
                  Purchase  Agreement between FSF and James E. Melville,  George
                  E. Francis,  Brad M. Wilson,  Joseph H.  Metzger,  Theodore C.
                  Miller,  Michael K. Borden and  Patricia G. Fowler dated April
                  30, 1998; and Option Agreement between FSF and UTI dated April
                  30, 1998.

Exhibit B         Agreement  among  Reporting Persons for the filing of a single
                  Schedule 13D pursuant to Rule 13d-l(f)(l).

Exhibit C         Business Loan Agreement relating to the borrowing  of funds by
                  FSF.

Exhibit D         Business Loan Agreement relating to the borrowing  of funds by
                  FSBI.

Exhibit E         Agreement  of  Assignment  among  the  Reporting Persons dated
                  November 20, 1998.

Exhibit F         Directors, officers, members, general partners and controlling persons of Reporting Persons.

Exhibit G         Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

Exhibit H         Promissory note relating to the borrowing of funds by FSF  and
                  FSBI.

Exhibit I Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

Exhibit J         Amendment, dated December 31, 1999, between FSF and UTI to the
                  Acquisition Agreement filed as Exhibit A to this Report.

Exhibit K         Common  Stock  Purchase  Agreement,  dated  February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust -
                  James E. Melville,  Trustee,  Matthew C. Hartman Trust - James
                  E.  Melville,  Trustee,  Zachary T.  Hartman  Trust - James E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville, Trustee.

Exhibit L         Common  Stock  Purchase  Agreement,  dated  February 13, 2001, among  FSBI and Larry E.  Ryherd,  Dorothy  L.  Ryherd,  Shari
                  Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd,  Dorothy
                  L.  Ryherd,  Custodian  for Casey Jaye Serr UGMA IL,  Larry E.
                  Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr,
                  Halcie B. Brown, Douglas W. Ryherd,  Susan J. Ryherd,  Douglas
                  W. Ryherd,  Custodian for Bryan D. Ryherd UGMA IL,  Douglas W.
                  Ryherd,  Custodian for Evan Ryherd UGMA IL, Ella E.  Campbell,
                  Douglas W. Ryherd,  Custodian for Jordan Ray Ryherd UGMA,  IL,
                  Illinois National Bank, Successor Trustee of the Shari Lynette
                  Serr  Irrevocable  Trust under  Agreement  dated  December 30,
                  1987,  Illinois National Bank,  Successor Trustee of the Jarad
                  John Ryherd  Irrevocable  Trust under Agreement dated December
                  30, 1987,  Illinois  National Bank,  Successor  Trustee of the
                  Derek Scott Ryherd  Irrevocable  Trust under  Agreement  dated
                  December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan
                  Ryherd, and Jordan Ray Ryherd.

Exhibit M         Assignment  and  Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI.

Exhibit N         Consent to Assignment and Novation, dated April 5, 2001, among
                  James  E.  Melville,  Barbara  Hartman,  BJM  Trust - James E.
                  Melville,  Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                  Melville,  Trustee,  Elizabeth  A.  Hartman  Trust - James  E.
                  Melville,  Trustee,  and Margaret M. Hartman  Trust - James E.
                  Melville, Trustee.

Exhibit O         Assignment  and  Assumption  Agreement,  dated April 11, 2001, between FSBI and UTI.

Exhibit P         Consent to Assignment and Novation, dated April 6, 2001, among
                  Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad
                  John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for
                  Casey  Jaye Serr UGMA IL,  Steven W.  Serr,  Halcie B.  Brown,
                  Douglas

                  W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2002               By:  /S/ JESSE T. CORRELL
                                       Jesse T. Correll
                                       Attorney-in-Fact on behalf of each of the
                                       Reporting Persons*


* Pursuant to the Agreement among Reporting Persons dated September 4, 2001, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION


     A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael
                 K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

     B*          Agreement among Reporting Persons dated September 4, 2001 for
                 the  filing  of  a  single   Schedule   13D  pursuant  to  Rule
                 13d-l(f)(l).

     C* Business Loan Agreement relating to the borrowing of funds by FSF.

     D* Business Loan Agreement relating to the borrowing of funds by FSBI.

     E*          Agreement   of   Assignment  among  the Reporting Persons dated
                 November 20, 1998.

     F Directors, officers, members, general partners and controlling persons of Reporting Persons.

     G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

     H Promissory note relating to the borrowing of funds by FSF and FSBI.

     I* Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders.

     J* Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

     K* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James
                 E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E.
                 Melville,  Trustee,  Elizabeth  A.  Hartman  Trust -  James  E.
                 Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

     L* Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek

                 Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan
                 J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

     M* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

     N* Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E.
                 Melville,   Trustee,  Matthew  C.  Hartman  Trust  -  James  E.
                 Melville,   Trustee,  Zachary  T.  Hartman  Trust  -  James  E.
                 Melville,  Trustee,  Elizabeth  A.  Hartman  Trust -  James  E.
                 Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

     O* Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

     P* Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd,
                 Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

* Previously filed